Filed by General Motors Corporation
                                   Subject Company - General Motors Corporation
                                             and Hughes Electronics Corporation
                                        and EchoStar Communications Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 333-84472


The following was distributed by DIRECTV to its employees on May 17, 2002:


SUBJECT: MERGER UPDATE #3


MERGER NEWS AT A GLANCE

In April, HUGHES vice president Dave Baker was named to spearhead various HUGHES and EchoStar merger related activities, and DIRECTV's Stephanie Campbell was named to the core team for the transition. A series of coordination meetings between major functional areas at DIRECTV and EchoStar has also begun.

On the regulatory front, for the spot-beam satellite application filed by HUGHES and EchoStar, the Federal Communications Commission has announced a 45-day public comment cycle that will run through early June.

DAVE BAKER NAMED TO COORDINATE MERGER-RELATED ACTIVITIES

In early April, Dave Baker, vice president of HUGHES, was named to coordinate a variety of merger-related activities. He reports to Larry Hunter, HUGHES corporate vice president and associate general counsel. Baker has extensive experience in transition leadership gained during the spin-off and merger of Hughes Aircraft Company with Raytheon. Most recently he served as vice president of DIRECTV Latin America and as executive vice president and chief financial officer/chief operating officer of DIRECTV Japan.

STEPHANIE CAMPBELL NAMED TO CORE TEAM FOR TRANSITION

Stephanie Campbell, DIRECTV's senior vice president of Programming, has been named to the core team of executives supporting the merger and transition activities. Campbell will represent DIRECTV in working with Dave Baker to coordinate and facilitate transition activities within DIRECTV. The balance of the core team includes HUGHES' Larry Hunter and EchoStar's Nolan Daines and Rex Povenmire.

This core team will set up the initial functional area meetings and work with the teams to resolve issues, create planning assumptions and develop recommendations that impact various business units. The team will also maintain and communicate a master list of these planning assumptions and the recommendations and decisions that have been made to the management transition committee, along with creating and maintaining an integrated schedule for all transition team activities.

As previously announced, the management transition committee consists of HUGHES President and CEO Jack Shaw, DIRECTV Chairman and CEO Eddy Hartenstein, EchoStar Chairman and CEO Charlie Ergen, and EchoStar President Michael Dugan. In addition, Dugan and DIRECTV President Roxanne Austin will provide executive oversight along with strategic and tactical decision-making and implementation for all transition planning activities.

FUNCTIONAL AREA MEETINGS BRING DIRECTV AND ECHOSTAR LEADERS TOGETHER

In April, DIRECTV and EchoStar had additional limited transitional meetings. The purpose of such meetings is for the leaders of each function to get to know each other and begin the process of identifying "big ticket" issues, opportunities and decisions that require significant investments of time and money before the close of the merger or shortly thereafter.

Because DIRECTV and EchoStar must continue to compete before the merger is approved, as well as protect their ability to compete in the future if the merger is not approved, competitively sensitive information is not being shared in these meetings and those departments with competitively sensitive functions will not be meeting.

By the end of May, many of DIRECTV's major departments will have completed their initial coordination meeting, according to HUGHES vice president Dave Baker. The meetings to date have been collegial and productive, Baker says.

UPDATE ON FCC REVIEW

GM, HUGHES and EchoStar have filed with the FCC for approval to transfer control of the FCC licenses held by HUGHES, EchoStar and their respective subsidiaries to the combined company in connection with the merger. Subsequently, the parties also filed an application with the FCC to launch and operate a spot-beam satellite in support of the "Local Channels, All Americans" plan.

In April, the FCC announced it is seeking public comment on the spot-beam satellite application filed by HUGHES and EchoStar, and it began a 45-day comment cycle that concludes on June 4. During this time, HUGHES, DIRECTV and EchoStar are continuing to provide information requested by the FCC. The FCC's decision on the transfer of licenses is expected to be issued at about the same time as the Department of Justice clearance, some time in the September - November time frame.

                                    * * * * *

In connection with the proposed transactions, on March 18, 2002, General Motors Corporation ("GM"), HEC Holdings, Inc. ("Hughes Holdings") and EchoStar Communications Corporation ("EchoStar") filed preliminary materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials filed on March 18, 2002, the definitive


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
versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation ("Hughes"), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the preliminary consent solicitation statement/information statement/prospectus filed with the SEC on March 18, 2002 and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in


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
periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.


















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